Rec 11a103 SOY18104



UF 2-11-04

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SEC[URITIES AND EXCHANGE] COMMISSION 03051526
[Wash]ington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Schnabolk (212) 332-3050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Co., CPA's, L.L.C.
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue, (Address) Union, (City) NJ (State) 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Schnabolk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Financial Services, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 3, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2003

WITH

INDEPENDENT AUDITORS' REPORT

WORLD FINANCIAL SERVICES, INC.

TABLE OF CONTENTS



Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the accompanying balance sheet of World Financial Services, Inc. as at September 30, 2003, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Services, Inc. as at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 3, 2003

WORLD FINANCIAL SERVICES, INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2003

ASSETS

Cash	$ 9,504
Due from clearing organization	83,776
Stockholder loan	100
Prepaid expense	291
Other investment	20,100
Prepaid taxes	2,784
TOTAL ASSETS	$ 116,555

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable		$ 617
Commitments		
Stockholders' equity:		
Common stock, no par value, 2,500 shares authorized, 1,434 shares issued and 4 outstanding	603,667	
Paid in capital	16,000	
Retained earnings	99,838	
	719,505	
Less: Treasury stock 1,430 shares at cost	(603,567)	
Total stockholders equity		115,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 116,555

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Revenues:		
Other		$ 1,715
General and administrative expenses:		
Insurance	$ 974	
Bank charges	372	
Registration fees	598	
State tax	7,643	
Interest	3,000	
Pension	930	
Total general and administrative expense		13,517
Loss before income taxes		(11,802)
Income taxes:		
Federal	-0-	
State and city	1,117	
Total income taxes		1,117
Net loss		$(12,919)

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities:		
Net loss		$ (12,919)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Secured demand notes	100,000	
Prepaid expenses	(291)	
Prepaid taxes	15,857	
Stockholder loan	(100)	
Increase (decrease) in:		
Income taxes payable	617	
Accrued expenses	(1,354)	
Interest payable	(2,250)	
Total adjustments		112,479
Net cash provided by operating activities		99,560
Cash flows from financing activities:		
Money received from clearance organization	54,225	
Liabilities subordinated to claims Of general creditors repaid	(100,000)	
Repurchase of treasury stock	(49,900)	
Net cash used by financing activities		(95,675)
Net increase in cash		3,885
Cash, beginning of year		5,619
Cash, end of year		$ 9,504

Supplemental disclosures of cash flow information:
Cash paid for:

Interest	$ 3,000
Income taxes	$ -0-

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2003

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Stock-holders' Equity
Balance, beginning of year	$603,667	$16,000	$112,757	$(553,667)	$178,757
Purchase of treasury stock	-0-	-0-	-0-	(49,900)	(49,900)
Net loss	-0-	-0-	(12,919)	-0-	(12,919)
Balance, end of year	$603,667	$16,000	$ 99,838	(603,567)	$115,938

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Balance - beginning of year	$ 100,000
Increases	-0-
Repayments	(100,000)
Balance - end of year	$ -0-

WORLD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
AS AT SEPTEMBER 30, 2003

Note 1 - Summary of Significant Accounting Policies:

Name Change

World Financial Services, Inc. formerly Municipal and Government Securities Corp. of New Jersey changed its name on September 10, 1996.

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2003, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2003, the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $8,000. The employer match recognized during the year ended September 30, 2003 was $930.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2003, the Company had net capital of $92,663 which was $87,663 in excess of its minimum dollar net capital requirement of $5,000.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2003

Schedule 1

Total stockholders' equity		$115,938
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		115,938
Less: Deductions and/or charges: Non-allowable assets		23,275
Net capital before haircuts on security positions		92,663
Less: Haircuts on securities: State and municipal government obligations	0	
		0
Net capital		92,663
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
REMAINDER: Net capital in excess of all requirements		$ 87,663

Aggregate indebtedness	617	= .0066%
Net capital	92,663	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $562. The difference was a result of year-end closing adjustments, which were not considered material.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2003

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through UBS Financial Services Inc. on a fully disclosed basis.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2003

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2003, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $562. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.



Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITOR'S REPORT

Board of Directors
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the Focus Report Form X-17a-5 of World Financial Services, Inc. as of September 30, 2003 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 3, 2003

03165WO9.02Y

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of World Financial Services, Inc. for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers of perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 3, 2003